Exhibit 21

Subsidiaries of Del Monte Corporation

In some jurisdictions, Del Monte Corporation does business as Del Monte Foods. The entities listed below are direct or indirect wholly-owned subsidiaries of Del Monte Corporation.

Subsidiaries	Jurisdiction of Incorporation
Del Monte Argentina S.A.	Argentina
Hi Continental Corporation	California
College Inn Foods	California
DLM Foods Canada Corp.	Canada
Del Monte Colombiana S.A.	Colombia
Contadina Foods, Inc.	Delaware
Milo’s Kitchen, LLC	Delaware
Meow Mix Decatur Production I LLC	Delaware
S&W Fine Foods, Inc.	Delaware
Del Monte Ecuador DME C.A.	Ecuador
Del Monte Peru S.A.C.	Peru
Del Monte Andina C.A.	Venezuela
Industrias Citrícolas de Montemorelos, S.A. de C.V.	Mexico